Exhibit 99.1

News

FOR IMMEDIATE RELEASE
Bank of Montreal Announces Preferred Share Issue
TORONTO, September 27, 2007 — Bank of Montreal (TSX, NYSE: BMO) today announced a domestic public offering of $250 million of Non-Cumulative Perpetual Class B Preferred Shares Series 14 (the “Preferred Shares”). The offering will be underwritten on a bought deal basis by a syndicate led by BMO Capital Markets. The Bank has granted to the underwriters an option to purchase up to an additional $50 million of the Preferred Shares exercisable at any time up to two days before closing.
The Preferred Shares will be issued to the public at a price of $25.00 per Preferred Share and holders will be entitled to receive non-cumulative preferential quarterly dividends as and when declared by the board of directors of the Bank, payable in the amount of $0.328125 per Preferred Share, to yield 5.25 per cent annually.
Subject to regulatory approval, on or after November 25, 2012, the Bank may redeem the Preferred Shares in whole or in part at a declining premium.
The anticipated closing date is October 9, 2007. The net proceeds from the offering will be used by the Bank to increase its capital base and for general corporate purposes.
The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell in the United States.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $359 billion as at July 31, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial clients in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

For Media Inquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873
For Investor Inquiries:
Viki Lazaris, Toronto, viki.lazaris@bmo.com (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com (416) 867-5452
Krista White, Toronto, krista.white@bmo.com (416) 867-7019
Internet: www.bmo.com